September 4, 2008

Via U.S. Mail and Facsimile (425-708-6421)

Frank H. Bord
Corporate Vice President, Finance and Administration,
        and Chief Accounting Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

>   **Re: Microsoft Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **Filed July 31, 2008**
>   **File No. 0-14278**

Dear Mr. Bord:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note in your definitive proxy statement on Schedule 14A filed on September 21, 2007 that Shareholder Proposal No.1 alleges that you operate in "countries controlled by authoritarian governments" such as Cuba, Iran, and Syria. Also, it appears from a pull-down menu in the "Microsoft Worldwide" section of your website that nationals in Syria can contact the Beirut office of your subsidiary, Microsoft Lebanon, for business purposes. In addition, we are aware of a May 2007 news report indicating that your products are sold in Iran, and a May 2008 news report indicating that your products are sold in Cuba.

   Your filing does not include any specific information regarding contacts with Cuba, Iran, and Syria, countries that are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance